March 16, 2007



Mr. Daniel D. Diethelm, Chairman
Mr. William C. Keiper, CEO
Hypercom Corporation
2851 West Kathleen Road
Phoenix, AZ  85053

Dear Messrs. Diethelm and Keiper:

RLR Capital  Partners and RLR Focus Fund,  L.P.,  are  shareholders  of Hypercom
Corporation,   owning  2,709,745  shares,  which  approximates  5.1%  of  shares outstanding. We became owners of Hypercom during 2006.

RLR established its initial position in Hypercom because we felt the company's prospects were not being adequately valued by the markets. We were attracted by your meaningful market share of POS products, your new product pipeline, the strong macro trends in the industry, your promising relationship with both Symbol Technologies and Motorola, the energy of new members of your senior management team, the opportunity for meaningful gross profit and operating margin improvements and your share repurchase history. The dialogue that we have had with senior management, both at the company's headquarters in Phoenix and in numerous phone conversations, as well as our own industry research, have increased our conviction that there is significant value resident in Hypercom. Further, we believe that the strategy that management was pursuing in late 2006, of focused product-oriented top-line expansion, cost cutting through manufacturing and operational efficiencies, and the use of cash for share repurchases, was the correct plan for unlocking that value.

We are now troubled, however, by management's new strategy, as detailed on Hypercom's March 7th, 2007 earnings call. Specifically, management talked about the company's intention to use its cash position, plus cash generated from the monetization of low-return assets such as the company's headquarters building and land in Phoenix, to grow through acquisition in the terminal services market. Further, you stated that, "while tempting", the company would not use cash to repurchase shares.

We believe that such an open-ended acquisition strategy is the wrong use of cash for the company today. Rather than burden your shareholders with the execution and integration risks attendant with acquiring potential growth outside of the company's core competencies, we believe that there is no better investment that the company could make right now than repurchasing its own shares. Indeed, with shares currently trading at 4.5xEV/EBITDA (2007E), a significant discount to comparable industry multiples (detailed below), your shares represent the most attractive investment opportunity in the electronic payment terminal industry. What better opportunities could there be? We urge you and the other members of the Board of Directors to have the company pursue an immediate repurchase of one-third of its outstanding shares. Such a transaction could be financed entirely by the cash and short-term investments on the company's balance sheet (using approximately $61 million of the $81.4 million as of December 31, 2006, and leaving $20 million for working capital purposes) and the after-tax proceeds from the sale of the building and land in Phoenix (approximately $25 million, which could immediately be accessed


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by borrowing against the value of the real estate).  With this $86 million,  you could repurchase nearly 18 million shares, out of approximately 53 million outstanding, based on the average closing price since the March 7th call.

In addition to the use of cash required for such an acquisition strategy, we are also concerned about the use of management's time and focus, when there is still so much work to do improving the core business. The company has made important strides in taking costs out of the business, both in the cost of goods sold and in operating expenses. But management must continue to focus on product development, certification and sales in order to grow revenue and truly demonstrate the operating leverage in the company's business model. Further, while Hypercom's operating margins should approach or exceed 10% this year, after several years of low-to-mid single digit margins, these margins still significantly trail the industry. While scale advantages may explain why competitor VeriFone Holdings, Inc. has margins exceeding 20%, Lipman Electronic Engineering (see more below) also had operating margins approaching 20% on a very similar revenue base to Hypercom's, prior to Lipman's acquisition by VeriFone. The company's efforts in the sales and margin areas are too important to have management's attention diverted away from them. To put this opportunity into perspective, based on our projected 2008 revenue for Hypercom of at least $340 million, each incremental 100 basis points of margin improvement yields approximately $0.10 of incremental EBITDA/share, giving effect for the reduced share count from the buyback described above. Using a range of EBITDA multiples of 8-12 times (described further below), each incremental $0.10 of EBITDA/share is worth $0.80-1.20/share in valuation, which is significant given your current share price. If Hypercom can achieve margins similar to those of Lipman when it was acquired (i.e., 20% in 2008 vs. projected 10% in 2007), then the incremental 1000 basis points of margin improvement would yield an additional $1.00/share of EBITDA, which would be worth $8.00-12.00/share, or $280-420 million in total. You would be hard-pressed to make a case that you could achieve similar value creation using the $86 million described above for an acquisition strategy that is fraught with risk and management distraction, particularly when the two levers needed to create significant value, share repurchases and continued margin improvement, are largely under your control.

Lastly, if the company is not able to achieve its targets of mid-teens sales growth and low double digit operating margins in 2007, we believe the Board should conduct a review of strategic alternatives for the company, including a possible sale. There is a history of successful acquisitions in your industry, both by large equipment manufacturers and private equity firms, and a brief look at industry valuations will show why this tack could unlock value for Hypercom. In April 2006, VeriFone Holdings, Inc. entered into a definitive agreement to acquire Lipman Electronic Engineering for approximately $793 million; that deal closed on November 1, 2006. This transaction combined the #2 and #3 players in the electronic payment terminal industry, by market share and revenue, to create a new #1 player, VeriFone. When Lipman was acquired, it had approximately $270 million in revenue, and was acquired for approximately 12 times current year
(2006) EBITDA and 10 times forward year (2007) EBITDA. In 2007, Hypercom should generate more than $280 million in revenue, or slightly more than Lipman had when it was acquired, and should be able to generate $35 million in EBITDA, as the operating leverage inherent in the company's business model becomes more evident in the second half of 2007. Further, in 2008, we believe that Hypercom could generate at least $340 million in revenue and $45 million in EBITDA. Based on the Lipman acquisition multiples, and using the lower Hypercom share count of 35 million, Hypercom would have a value of $420-450 million, or approximately $12-13 per share. In addition to these values, of course, would be the incremental free cash flow that the company will generate in 2007 and 2008, which could be $30 million, or nearly another $1.00 per share of value. (Further, Lipman was purchased for three times current


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year  revenue;  such a  multiple  would  imply a  value  of $24  per  share  for
Hypercom!). The current #2 player in the industry, Ingenico, trades at over 10 times 2007 EBITDA and over 8 times 2008 EBITDA. At these lower multiples, Hypercom would be worth at least $350 million, or $10 per share (again before the free cash flow benefit). These values are significantly in excess of the current share price. Further, we believe that there are over $20 million of costs that an acquirer could take out of Hypercom's cost structure, which at a comparable multiple to those described above, would alone be worth your entire current enterprise value. Surely the value of nearly $300 million of revenue and the intellectual property surrounding the next generation of products in development are additive to this value.

Let's summarize our suggestions:

     1. Immediately commence a buyback or tender offer for up to 18 million shares.

     2. Curtail your acquisition plans until improvements are seen in the core business.

     3. Should operational improvements fail to show progress in 2007, commence a review of strategic alternatives including a possible sale of the company.

It is our intention to continue to discuss our ideas with management and hope to expand our dialogue to include the board as well. We also intend to speak to other shareholders and build a strong consensus of opinion in support of our value creating ideas.

Very truly yours,

/s/ Robert L. Rosen

Robert L. Rosen
Managing Partner

cc:  Phillip J. Riese, Director
     Norman Stout, Director